March 26, 2025

Daniel B. Wolfe
President
Yukon New Parent, Inc.
c/o 180 Degree Capital Corp.
7 N. Willow Street, Suite 4B
Montclair, NJ 07042

       Re: Yukon New Parent, Inc.
           Registration Statement on Form S-4
           Filed March 24, 2025
           File No. 333-286043
Dear Daniel B. Wolfe:

        Our initial review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically, the registration statement does not include the financial statements of Mount Logan Capital Inc.

       We will provide more detailed comments relating to your registration statement following our review of a substantive amendment that addresses these deficiencies.

       Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance
cc:   John Mahon, Esq.